
WOODSIDE

27 March 2006

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street N.W.
Washington DC 20549
United States of America


06012274

Dear Sir/Madam,

RE: WOODSIDE PETROLEUM LTD. - EXEMPTION FILE NO. 82.2280

In accordance with Rule 12g 3-2(b) under the Securities Exchange Act of 1934, we enclose a copy of the following Australian Stock Exchange ("ASX") release, lodged with the ASX on:

- 27 March 2006:
  - Woodside approves Vincent development

It would be greatly appreciated if you could return by fax (+61 8 9214 2728) a copy of this letter as proof of receipt.

Yours faithfully
WOODSIDE PETROLEUM LTD.

Rebecca Sims
Compliance Officer

WOODSIDE PETROLEUM LTD.
A.B.N. - 55 004 898 962
Woodside Plaza, 240 St Georges Terrace, Perth, Western Australia, 6000
GPO Box D188, Perth, Western Australia, 6840
Telephone: (08) 9348 4000 Facsimile: (08) 9214 2728

ASX ANNOUNCEMENT
(ASX: WPL)

MONDAY, 27 MARCH 2006
11:00AM (WST)



MEDIA
TONY JOHNSON
W: + 61 8 9348 5034
M: + 61 417 916 638
E: tony.johnson@woodside.com.au

INVESTORS
MIKE LYNN
W: + 61 8 9348 4283
M: + 61 439 691 592
E: mike.lynn@woodside.com.au

WOODSIDE APPROVES VINCENT DEVELOPMENT

Woodside Energy Ltd., a wholly-owned subsidiary of Woodside Petroleum Ltd., has approved capital expenditure for its share of the first phase of the Vincent oil field development, off North West Cape in Western Australia.

Vincent is about 50km north-west of Exmouth and is in production licence WA-28-L. Vincent will be developed in phases and is subject to government approvals. Estimated capital cost for the project's first phase is about US$720 million (A$1 billion).

Woodside has put in place hedging arrangements to lock in a prudent return during the first phase of development for Vincent.

These arrangements cover 13.5 million barrels of Woodside's share of oil production over the first three years of production. Woodside has used West Texas Intermediate (WTI) zero cost collars, with 6.6 million barrels hedged in 2008 (with a floor at US$55/bbl and a ceiling at an average of US$77.34/bbl), 4.4 million barrels in 2009 (with a floor at US$55/bbl and a ceiling at an average of US$75.94/bbl) and 2.5 million barrels in 2010 (with a floor at US$55/bbl and a ceiling at an average of US$73.68/bbl).

Woodside has a 60% interest in Vincent and is operator. Mitsui E&P Australia Pty Ltd holds the remaining 40% share.

First oil from Vincent is planned for 2008, with initial production of about 100,000 barrels of oil a day.

Oil will be produced through a sub-sea development and processed and stored in a disconnectable, double-hull floating production storage and offloading facility that will be provided through a service agreement.

Production from Vincent will boost Woodside oil production from the region, with the Enfield oil project planned to start production later this year and Stybarrow in early 2008.